

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 24, 2007

<u>By U.S. Mail and facsimile</u>

Mr. Jerry Swinford
Chief Executive Officer
Coil Tubing Technology Holdings, Inc.
19511 Wied Rd. Suite E
Spring, Texas 77388

      Re: Coil Tubing Technology Holdings, Inc.
             Amendment No. 1 to Registration Statement on Form SB-2
             File No. 333-144677
             Filed September 27, 2007

Dear Mr. Swinford:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note that you have not complied with prior comment 34, in which we asked you to differentiate the discussions of stock transactions pertaining to your parent company from those pertaining to you, and to include details about your accounting for the $200,000 worth of Grifco common stock. We reissue prior comment 34.

In addition to the foregoing, revise your disclosures about share issuances and organizational structure throughout the filing, including the disclosures on pages 5, 35, and F-7, as necessary to address the following points.

a. state how you valued the Grifco stock received by Mr. Swinford in the March 2005 exchange, and describe any other operations of this entity sufficiently to understand the basis for your ascribed values,

b. disclose the number of shares of Grifco that Mr. Swinford received in the March 2005 exchange and the percentage of Grifco stock these shares represented,

c. reconcile your disclosure stating that the 51,000 shares exchanged in March 2005 represented 100% of your outstanding shares with your financial reporting of 200,000 outstanding shares in all periods,

d. identify the "third party" to whom you owed $800,000; describe the relationship between that party and Mr. Swinford, describe the material terms of the debt, including the issue date, original principal amount, maturity date and interest rate; and explain why the third party agreed to accept the stock in exchange for extinguishment of the debt,

e. explain how you accounted for Mr. Swinford's conveyance of shares to the "third party," in terms of the contribution and forgiveness of debt,

f. indicate the extent of control and influence that Mr. Swinford had over Grifco immediately after the March 2005 exchange,

g. describe your role in the November 2005 exchange between Grifco and Coil Tubing, so it is clear why you are identified as a party to the arrangement,

h. specify the number of your shares received by Coil Tubing in the November 2005 exchange,

i. disclose the percentage of Coil Tubing shares the 75 million shares exchanged in November 2005 represented, also specifying whether Coil Tubing became a subsidiary of Grifco as a result of this transaction,

j. provide us details about your disclosure identifying Coil Tubing as a delinquent filer, including any relevant CIK and file numbers,

k. describe your role in the May 2007 distribution of 75 million Coil Tubing shares held by Grifco to its shareholders, and Coil Tubing's issuance of 1 million shares of Series B Preferred convertible stock to Grifco, and state the reason for this transaction,

l. identify the shareholders of Grifco receiving the 75 million Coil Tubing shares in the Grifco distribution, and their relationship with Mr. Swinford,

m. state the reason for issuing the shares of Series B Preferred convertible stock without voting rights to Grifco in May 2007, while also permitting their conversion into 20 million common shares of Coil Tubing if Mr. Swinford elects to sell 1 million Series A Preferred voting stock of Coil Tubing to Grifco for $100, and explain how you established this value,

n. describe the circumstances under which Mr. Swinford would decide to sell the shares of Series A Preferred Stock to Grifco,

o. disclose the value ascribed to the 1 million shares of Series A Preferred stock that you issued to Mr. Swinford in June 2007, and specify the manner by which you determined this value, including reference to the value of your common shares and the voting privileges,

p. clarify if true that when discussing the Series A Preferred stock that you issued in June 2007, you are not referring to the Series A Preferred stock issued by Coil Tubing in May 2007, even though these appear to have similar terms,

q. state your rationale in attaching a controlling interest to the Series A Preferred stock issued to Mr. Swinford by you and Coil Tubing, without regard to the number of common shares issued, and

r. segregate your discussion of share activity and organizational structure from the discussion of your business.

2. With a view towards disclosure in the prospectus, please provide us with a more complete description of the transaction whereby Grifco acquired 100% of your common stock on March 20, 2005. Specifically, please tell us whether Grifco held the 51,000 shares of your common stock it acquired in its own name or whether such shares were distributed to its shareholders. If the latter, please tell us how many shareholders Grifco had at the time of this acquisition and the exemption relied upon to distribute the shares without registration.

3. With a view towards disclosure in the prospectus, please provide us with a more complete description of the transaction whereby Grifco acquired Coil Tubing, f.k.a.

IPMC Holdings Inc. and Access Health Alternatives, Inc., in late 2005. Specifically, please tell us:

    a. The reason for the acquisition. We note the statement in the Agreement and Release dated May 31, 2007 that Grifco acquired IPMC "in an effort to enhance the profitability and ultimately the return to shareholders related to its coil tubing business."

    b. The business or businesses of Grifco prior to the IPMC acquisition. If Grifco had been involved in the coil tubing business, please tell us the size and scope of such business, and the percentage of Grifco's overall financial results this business represented.

    c. The business of IPMC immediately prior to the merger. According to the last Exchange Act report filed by IPMC, IPMC had emerged from bankruptcy in September 2002 and in October 2002 had completed a reverse merger with International Paintball Manufacturing Corp., an inactive shell company.

    d. The consideration given and received by Grifco for the acquisition of IPMC.

    e. The approximate number of holders of record of IPMC at the time of the acquisition. We note disclosure in IPMC's filings that the company had approximately 134 holders of record at May 15, 2002.

    f. What IPMC shareholder approval, if any, was required or obtained with respect to the acquisition.

4. With a view towards disclosure in the prospectus, please provide us with a more complete description of the corporate history of your parent, Coil Tubing. Specifically, please tell us:

    a. When Coil Tubing was formed and its corporate structure and business, if any, at the time of formation. We note the statement in the Agreement and Release that in late 2005, Grifco acquired IPMC and "via a merger formed" Coil Tubing. Describe in better detail how this was accomplished.

    b. The "various contributions of capital" to Coil Tubing that Grifco made in part to pay for additional expenses associated with the IPMC acquisition. Also tell us the types of Coil Tubing equipment that were damaged while in Grifco's control.

    c.   Notwithstanding the reporting delinquencies of IPMC, whether you considered Coil Tubing a reporting public company after the 2005 acquisition and merger. We note the statement in the Agreement and Release that "alternatives were evaluated and developed to allow [Coil Tubing] to be a separate, distinct reporting public company."

    d.   The number of shareholders of Coil Tubing at the time of formation and the identity of its major shareholders. We note the statement in the Agreement and Release dated May 31, 2007 that in connection with the 2005 acquisition of IPMC, "Grifco acquired 75,000,000 shares of the then approximate 100,000,000 outstanding shares of common stock" of Coil Tubing. Tell us the identity of the holders of the remaining 25 million shares.

    e.   Each transaction whereby a material amount of shares of Coil Tubing was issued or exchanged.

    f.   When and under what circumstances Coil Tubing issued the 1 million shares of Series A Preferred Stock of Coil Tubing to Mr. Swinford, which shares represent 51% of Coil Tubing's voting shares. We note that these shares were issued on May 7, 2007 "to reflect Swinford's continuing efforts on behalf of [Coil Tubing] and to allow him to maintain control over [Coil Tubing]." Please disclose how these shares were accounted for by Coil Tubing.

    g.   When and under what circumstances Coil Tubing issued the 1 million shares of Series B Preferred Stock of Coil Tubing to Grifco. Please disclose how these shares were accounted for by Coil Tubing.

5.   Please explain in better detail your statements that, "In November 2005, Coil Tubing Technology, Inc., our parent (then named IPMC Holdings Corp. "Coil Tubing"), we and Grifco entered into an Agreement For Exchange of Common Stock (the "Exchange Agreement"), whereby Coil Tubing agreed to exchange 75,000,000 newly issued shares of its common stock for 100% of our outstanding shares. As a result of the Exchange Agreement, we became a wholly owned subsidiary of Coil Tubing." Specifically, tell us:

    a.   Whether the "75,000,000 newly issued shares" were the 75 million shares acquired and held by Grifco in connection with its acquisition of Coil Tubing in late 2005, as discussed in the Agreement and Release.

    b.   Who held your common stock prior to the exchange.

       c. How many shares of Coil Tubing were outstanding subsequent to this exchange, who held the 75 million shares, and the identity of Coil Tubing's other major shareholders.

6.   Please provide us with more information relating to the August 2007 distribution by Grifco to its shareholders of the 75 million shares of Coil Tubing that Grifco holds. Specifically, tell us:

       a. The number of shareholders of Grifco and the exemption relied upon to distribute the shares without registration.

       b. The value of the total assets of Grifco.

Calculation of Registration Fee

7.   We note your response to our prior comment 5. Please update the "Determination of Price" section accordingly, and explain how the price was determined.

Cover Page of Prospectus

8.   We note your response to our prior comment 6, and reissue it in part. Update the lead-in paragraph to the Risk Factor section on page 12.

Risk Factors

General

9.   We note your response to our prior comment 19. However, you have included mitigating language in the risk factor you have added on page 14. Please delete the first two clauses of the sentence that begins with "While we believe…."

10. We note your response to prior comments 1 and 2. Given that Mr. Swinford is the sole officer and director of Coil Tubing and the sole officer and director of the company, please provide risk factor discussion of the delinquent filing status of Coil Tubing (f.k.a. IPMC Holdings Corp). Specifically, disclose that Mr. Swinford, as Coil Tubing's sole executive officer and director since January 2006, has failed to cause Coil Tubing to file any current, quarterly reports or annual reports as required by the Exchange Act. Disclose that Mr. Swinford has no current plans to comply with the filing requirements of the Exchange Act or to provide investors with current information regarding Coil Tubing. Disclose that as a result of this failure, investors in Coil Tubing's stock do not have any current financial or other information regarding Coil Tubing and their investment therein. Disclose that because Mr. Swinford is similarly the sole officer and director of the Company, he will have similar reporting obligations for the Company, and that there is a risk that

the Company may not meet these obligations and investors similarly may not receive current information regarding their investment in the Company.

<u>"A significant amount of our revenues are due to only a small number of customers…, page 16"</u>

11. Disclose in this risk factor, as stated in your response to prior comment 35, that you do not have any contracts in place with your customers.

<u>Risks Relating to Our Securities</u>

<u>"We may have potential liability…," page 21</u>

12. We note the last sentence of this risk factor that states that there may be a conflict of interest between you and Grifco. Describe the conflicts and how they may adversely affect your results.

<u>The Spin-Off, page 22</u>

13. We note the sentence in the introductory paragraph, "The spin-off is being undertaken by Coil Tubing to allow our management and the management of Coil Tubing to focus on their respective businesses." Please reconcile this with your response to prior comment 15.

<u>Reasons for the Distribution, page 22</u>

14. Please include in this section the information found on page 26 under "Why are we engaging in this Distribution?"

15. Please add a question and answer regarding the connection between Grifco and the company.

<u>Security Ownership of Certain Beneficial Owners and Management</u>

<u>Shareholders of Coil Tubing, page 32</u>

16. Please advise how you determined that your parent has "approximately 335 record shareholders" in light of your claim on page 21 that the spin-off by Grifco did not include distributions to all of Grifco's shareholders.

<u>Recent Events, page 35</u>

17. Describe the reasons why the Agreement and Release and Restatement and the Novation of Agreement for Exchange of Common Stock were entered into.

<u>Certain Relationships and Related Transactions</u>

<u>Tabular Disclosure of Consideration Provided to our Chief Executive Officer Jerry Swinford During the Year ended December 31, 2006 and as of Year to Date," page 48.</u>

18. We note your response to our prior comment 41, and reissue it in part. Please disclose anything of value (including money, property, contracts, options, or rights of any kind) received by Mr. Swinford during the past five years, or to be received.

<u>Description of Capital Stock</u>

<u>Provisions of the Company's Charter or By-laws which would delay, deter or prevent a change of control of the Company, page 54</u>

19. We note your response to our prior comment 50, and reissue it in part. Add a description of your blank check preferred stock.

<u>Financial Statements</u>

<u>General</u>

20. We note that in response to prior comment 53, you updated your financial statements through June 30, 2007. Please re-label the date of your balance sheet on page F-2 and ensure that all numbers presented reflect your balance sheet as of June 30, 2007.

<u>Statements of Operations, pages F-3 and F-11</u>

21. We note that you have not complied with prior comment 55, regarding your disclosure of gross profit measures not reflecting all costs of sales, such as depreciation expense attributable to cost of sales. Please revise your statements of operations to consistently classify your depreciation expense period to period. We reissue prior comment 55.

Note 4 – Stockholders' Equity, page F-7

22. Modify your disclosure under this heading to include a subsection entitled Common Stock – Voting Rights, or a similar caption, to emphasize the curtailed voting privileges imposed by the issuance of your Series A Preferred Stock.

Note 1 – Organization and Operations, page F-14

23. We note that in response to prior comment 57, you segregated rental tools from machinery and equipment, and now show separate line items for each of these on the balance sheet. However since you also sell tools, as disclosed on page F-15, please expand your disclosure to explain why you do not have tools inventory on your balance sheet, as previously requested. If you plan to make further correction, add a discussion of your tools inventory accounting policy to Note 2, as applicable.

Note 2 – Summary of Significant Accounting Policies, page F-14

24. We note that in response to prior comment 58, you revised your disclosure to explain your accounting for lost drilling tools, indicating that you record gain or loss for any difference between your tool net book value and payment received from the customer. However, as you present no gain or loss line item in your statements of operations, further expand your disclosure under this heading to identify the financial statement line items impacted by your accounting, and modify your disclosure on page 44 to discuss the effect of the lost tools on your expenses, as requested in prior comment 58.

 Closing Comments

        Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lily Dang at (202) 551-3867 or, in her absence, Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: David M. Loev, Esq. (by facsimile)
        L. Dang
        K. Hiller
        D. Levy